Dave Inc.

1265 South Cochran Avenue

Los Angeles, CA 90019

August 6, 2024

VIA EDGAR

Todd Schiffman

James Lopez

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Dave Inc.

Form 10-K for fiscal year ended December 31, 2023

Filed March 5, 2024

File No. 001-40161

Dear Messrs. Schiffman and Lopez:

On behalf of Dave Inc. (the “Company”), we acknowledge receipt of the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 31, 2024, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, filed on March 5, 2024.

The comment letter requires that the Company respond within ten business days or inform the Staff when the Company will respond. As discussed with Mr. Schiffman, we hereby request an extension to respond by no later than August 28, 2024. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact Raquel Fox of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7050.

Very truly yours,

/s/ Joan Aristei
Joan Aristei
Chief Legal Officer
Dave Inc.

cc:	Raquel Fox, Skadden, Arps, Slate, Meagher & Flom LLP